AMENDMENT NO. 1 TO

STOCKHOLDER PROTECTION RIGHTS AGREEMENT

     This Amendment No. 1 to Stockholder Protection Rights Agreement (this “Amendment”) is made and entered into as of July 21, 2009, by and between Fuel Systems Solutions, Inc. (the “Company”) and Mellon Investor Services LLC (the “Rights Agent”).

RECITALS

     WHEREAS, the Company and the Rights Agent, formerly known as ChaseMellon Shareholder Services, L.L.C., entered into a certain Stockholder Protection Rights Agreement (the “Rights Agreement”), dated as of June 27, 2006, whereby the Rights Agent was appointed to act as agent for the Company and the holders of the Rights (as defined in the Rights Agreement);

     WHEREAS, pursuant to Sections 1.1 and 5.2 of the Rights Agreement, the Rights expire on July 22, 2009 unless action is taken by the Company to extend their expiration date; and

     WHEREAS, the Board of the Directors of the Company believes it is in the best interest of the Company and its shareholders to amend the Rights Agreement to extend the expiration date of the Rights to July 22, 2019 and has accordingly approved such amendment.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

Section 1. Amendment to the Rights Agreement.

     (a) The expiration date of the Rights shall be extended to July 22, 2019. Accordingly, the definition of “Expiration Time” in Section 1.1 of the Rights Agreement shall be amended and restated in its entirety to read as follows:

“Expiration Time” shall mean the earliest of (i) the Exchange Time, (ii) the Redemption Time, (iii) the Close of Business on July 22, 2019 and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of the Company (A) into another Person or (B) with another Person in which the Company is the surviving Person but Common Stock is converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into by the Company prior to a Stock Acquisition Date.

     (b) The penultimate sentence of Section 2.6(a) of the Rights Agreement shall be amended and restated in its entirety to read as follows:

Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates duly executed by the Company to the Rights

Agent for counter-signature, and, subject to Section 3.1(b), the Rights Agent shall, either manually or by facsimile, countersign and deliver such Rights Certificates to the holders of the Rights pursuant to Section 2.3(c) hereof.

     (c) The ultimate sentence of Section 3.1(b) of the Rights Agreement shall be amended and restated in its entirety to read as follows:

If any Rights Certificate is presented for assignment or exercise and the Person presenting the same will not complete the certification set forth at the end of the form of assignment or notice of election to exercise and provide such additional evidence of the identity of the Beneficial Owner and its Affiliates and Associates (or former Beneficial Owners and their Affiliates and Associates) as the Company or the Rights Agent shall reasonably request, then the Company shall be entitled conclusively to deem the Beneficial Owner thereof to be an Acquiring Person or an Affiliate or Associate thereof or a transferee of any of the foregoing and accordingly will deem the Rights evidenced thereby to be null and void and not transferable or exercisable.

     (d) Section 4.3(g) of the Rights Agreement shall be amended to include the following sentence as its ultimate sentence:

The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received by such Person.

     (e) Section 4.4(b) of the Rights Agreement shall be amended and restated in its entirety to read as follows:

(b) an Affiliate of a Person described in clause (a) of this sentence that is under control of such Person.

     (f) Section 5.5 of the Rights Agreement shall be amended to include the following paragraph as its ultimate paragraph:

Whenever a payment for fractional Rights or fractional shares is to be made by the Rights Agent under any section of this Agreement, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payment and the prices and/or formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent shall be fully protected in relying upon such a certificate and shall have no duty with respect to, and shall not be deemed to have knowledge of any payment for fractional Rights or fractional shares under any Section of this Agreement relating to the payment of fractional Rights or fractional shares unless and until the Rights Agent shall have received such a certificate and sufficient monies.

     (g) Section 5.18 of the Rights Agreement shall be amended and restated in its entirety to read as follows:

Severability. If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable; provided, however, that if such excluded provision shall affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

     (h) The Rights Agreement shall be amended to include the following as Section 5.19:

Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

     Section 2. Certification. The Company hereby certifies to the Rights Agent that this Amendment is in compliance with Section 5.4 of the Rights Agreement.

     Section 3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such state.

     Section 4. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     Section 5. No Further Amendment. Except as specifically amended above, the terms and provisions of the Rights Agreement, as amended, shall remain otherwise unchanged and in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

FUEL SYSTEMS SOLUTIONS, INC.

By: _/s/ Matthew Beale________________ Matthew Beale President and Chief Financial Officer

MELLON INVESTOR SERVICES LLC, as Rights Agent

By: _/s/ Mark Cano___________________ Mark Cano BNY Mellon Shareowner Services